FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending December 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

In accordance with DTR 3.1.4 R(1)(a) I give details of changes in the interests of Mr W Louv, a Person Discharging Managerial Responsibilities, in the American Depositary Shares ('ADSs') of GlaxoSmithKline plc (the 'Company'). The Company was advised on 11 December 2014 that Mr W Louv sold 14,999.034 ADSs on 8 December 2014 at a price of $45.86 per ADS.

V A Whyte
Company Secretary

11 December 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: December 11, 2014

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc